New Castle Ventures, Inc.

1845 Baywood Drive

Salt Lake City, Utah 84117

June 2, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re: Request for Withdrawal of Registration Statement on Form SB-2 (File No. 333-144501)

Ladies and Gentlemen:

Reference is hereby made to the Registration Statement on Form SB-2 (File No. 333-144501) (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) by New Castle Ventures, Inc. (the “Company”) on July 12, 2007.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby applies to withdraw the Registration Statement. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477.

The Company has determined not to proceed at this time with the registration and sale of the securities covered by the Registration Statement. No securities have been offered or sold pursuant to the Registration Statement and no preliminary prospectuses have been distributed. Accordingly, the Company believes that withdrawal of the Registration Statement is appropriate.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

If you have any questions regarding this request, please contact the undersigned at (801) 278-8322.

Sincerely,

/s/ R. Scott Beebe

R. Scott Beebe
Secretary